Exhibit 99.1

BitFuFu Announces August 2025 Bitcoin Production and Operation Updates: Bitcoin Holdings Increasing to 1,899 BTC

●	BitFuFu held 1,899 BTC as of August 31, 2025, an increase of 115 BTC from July 31, 2025.

●	Self-owned hashrate grew 31.6% month-over-month to 5.0 EH/s, out of a total 35.6 EH/s under management.

●	Average fleet efficiency improved to 17.5 J/TH.

SINGAPORE, September 4, 2025 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited production and mining operation updates for August 2025.

“Our Bitcoin holdings increased to 1,899 as of August 31, an increase of 115 BTC from July 31,” said Leo Lu, Chairman and CEO of BitFuFu. “We continue to improve our mining efficiency by expanding our self-owned hashrate to 5.0 EH/s and upgrading our fleet, bringing average fleet efficiency to 17.5 J/TH in August.

“These initiatives reinforce our commitment to sustainable growth, operational efficiency, and long-term value creation for our stakeholders.”

August 2025 Highlights (as of August 31, 2025)

Bitcoin Holdings and Production

●	Bitcoin Held: 1,899 BTC, an increase of 115 BTC from July 31, 2025, including the purchase of 48 BTC and a net inflow of 12 BTC from customer payments.

●	Bitcoin Production: 408 BTC, a 12.6% month-over-month decrease, including 353 BTC from cloud mining and 55 BTC from self-mining.

Hashrate Overview

●	Total Hashrate Under Management: 35.6 EH/s, a 7.8% month-over-month decrease due to normal fluctuations in leased hashrate.

o	Self-Owned Hashrate: 5.0 EH/s, a 31.6% month-over-month increase.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 30.6 EH/s.

o	Average Fleet Efficiency: 17.5 J/TH, improving from 19.5 J/TH in July, driven by the growing share of ANTMINER S21 series machines, which operate more efficiently than prior generations, thereby enhancing the fleet’s overall mining efficiency.

[1]	Includes 623 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces August 2025 Bitcoin Mining and Operational Updates

Power and Infrastructure

●	Total Power Capacity Under Management: 628 MW, a 16.5% month-over-month decrease, as fleet restructuring increased the share of more power-efficient ANTMINER S21 series machines.

Mining Services

●	Cloud Mining Users: 636,798 registered users as of August 31, 2025.

Upcoming Conferences

●	September 3-4, 2025: BitFuFu will present at Gateway Conference 2025 in San Francisco.

●	September 8-10, 2025: BitFuFu will present at H.C. Wainwright 27th Annual Global Investment Conference in New York.

●	October 1-2, 2025: BitFuFu will participate in TOKEN2049 Singapore.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com